BB 3/13



[U]NITED STATES
SECURITIES AND EXCHANGE COMMISSION
07004210 Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Farmington Avenue
(No. and Street)

Hartford (City) CT (State) 06156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan J. Stamm 860-723-3955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street, (Address) Hartford (City) CT (State) 06103 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan J. Stamm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director ~~and Vice~~ President

Title

Notary Public My Commission Expires 7/31/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Therese M. Squillacote, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Therese M Squillacote
Signature

Chief Compliance Officer
Title

Darcy O'Connor
Notary Public My Commission Expires 7/31/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying statement of financial condition of Systematized Benefits Administrators, Inc. (the Company) as of December 31, 2006, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2007

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2007

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2006

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Financial Condition
as of December 31, 2006

Assets		
Cash	$	3,008,433
Short-term investments		448,132
Due from affiliates under tax allocation agreement		4,149
Prepaid expenses		12,873
Other assets		1,612
Total assets	$	3,475,199
Liabilities and Shareholder's Equity		
Liabilities:		
Due to affiliates	$	107,762
Other liabilities		274,218
Total liabilities		381,980
Shareholder's Equity:		
Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		2,993,219
Total shareholder's equity		3,093,219
Total liabilities and shareholder's equity	$	3,475,199

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Income
For the year-ended December 31, 2006

Revenue		
Service fees	$	2,549,970
Interest on short-term investments		19,691
Total revenue		2,569,661
Expenses		
Sales and administrative expenses		1,738,727
Income before income taxes		830,934
Income taxes		317,833
Net income	$	513,101

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Changes in Shareholder's Equity
For the year-ended December 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2006	$ 1,000	$ 99,000	$ 2,480,118	$ 2,580,118
Net income	---	---	513,101	513,101
Balance at December 31, 2006	$ 1,000	$ 99,000	$ 2,993,219	$ 3,093,219

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Statement of Cash Flows
For the year-ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 513,101
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in due to/ from affiliates	(312,173)
Increase in prepaid expenses	(715)
Net change in other liabilities and other assets	377,159
Net cash provided by operating activities	577,372
Cash flows from investing activities:	
Net purchases of short-term investments	(19,691)
Net cash used for investing activities	(19,691)
Increase in cash	557,681
Cash, beginning of year	2,450,752
Cash, end of year	$ 3,008,433
Supplemental cash flow information:	
Income taxes paid	$ 84,588

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Systematized Benefits Administrators, Inc. (the "Company") is a wholly owned subsidiary of ING Services Holding Company, Inc. ("ISHC"). ISHC is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"). Lion is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), which in turn is ultimately owned by ING Groep N.V. ("ING").

The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer, in all states except Minnesota, under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is qualified to do business in all states, as a general-purpose corporation to provide third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash

Cash represents demand deposits. .

Short-Term Investments

Short-term investments, consisting of money market mutual funds, are stated at amortized cost, which approximates fair value.

2. Summary of Significant Accounting Policies (Continued)

Revenue and Expense Recognition

Service fees, consisting of maintenance and administrative fees, are recorded as revenue when earned. Service fees include revenue from a related party, ING Life Insurance and Annuity Company ("ILIAC"), to compensate the Company for services performed on ILIAC's behalf.

Interest from short-term investments is recorded as revenue when earned.

Sales and administrative expenses are recorded when incurred.

Related Party Transactions

Substantially all administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

The Company performs administrative and marketing services relating to contracts for which ILIAC acts as an investment advisor. Revenue from these services was $1,298,929 and is included in service fees on the Statement of Income.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements (Continued)

December 31, 2006

3. Income Taxes (Continued)

Income tax expense consists of the following for the year-ended December 31, 2006:

Current:		
Federal	$	276,286
State		41,547
Total	$	317,833

Variations from the federal statutory rate are as follows for the year-ended December 31, 2006:

Expected federal income tax expense at statutory rate of 35%	$	290,827
State income tax expense, net of federal benefit		27,006
Income tax expense	$	317,833

The Company did not have any book-to-tax differences in the bases of its assets and liabilities; accordingly, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2006. Additionally, the Company had a receivable for state income taxes of $1,612, which has been included in Other Assets on the Statement of Financial Condition.

The Internal Revenue Service is currently examining the Company's tax returns for the years 2002 and 2003. Management is not aware of any adjustments that would have a material impact on the financial statements of the Company.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes."

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Notes to Financial Statements (Continued)

December 31, 2006

3. Income Taxes (Continued)

FIN 48 prescribes a two-step process for determining the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The first step is recognition: A company first determines whether a tax position is more likely than not to be sustained upon examination, based on the technical merits of the position. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit recognized in the financial statements. The benefit under step two is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. No benefit will be recognized on tax positions that do not meet the more-likely-than-not recognition standard. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate that FIN 48 will impact its earnings and financial position.

4. .Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of .12 to 1 and net capital of $3,065,622, which was $3,040,157 in excess of its required net capital of $25,465.

5. Concentration of Revenue with a Customer

The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

Schedule 1

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Computation of Net Capital and Basic Net Capital Requirement
Under Rule 15c3-1

December 31, 2006

NET CAPITAL:	
Total shareholder's equity	$3,093,219
Less: non-allowable assets	18,634
Net capital before haircuts on securities positions	3,074,585
Less: haircuts on securities positions	8,963
Net capital	$3,065,622
Aggregate indebtedness	$ 381,980
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	25,465
Excess of net capital over minimum required	$3,040,157
Ratio of aggregate indebtedness to net capital	.12 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part IIA are not different from the amounts reported above.

Schedule 2

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of ING Services Holding Company, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2006

The Company does not handle securities or carry security accounts for its customers and is exempt from Rule 15c3-3 under Section (k)(1).

END